UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-15360

CUSIP Number: 09059T206

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Bioject Medical Technologies Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

7180 SW Sandburg St., Suite 100

Address of Principal Executive Office (Street and Number):

Tigard, Oregon 97223

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In October 2011, the U.S. Food and Drug Administration (“FDA”) issued new regulations on the use of jet injection devices with vaccines, an area that, at that time, accounted for more than 70% of Bioject’s current and forecasted future business. Following the announcement was an agreement by the FDA to meet with jet injection industry representatives to clarify their position. These meetings are on-going and final guidance is anticipated by the first quarter of 2013.

Among the consequences of the FDA’s issuance:

1)	Bioject is uncertain as to its ability to continue as a going concern. The new standard for use of jet injectors has imposed a significant additional financial burden on Bioject connected to testing of its devices with specific vaccine products. The Company is engaged in discussions with the FDA and its current and prospective customers on who will ultimately bear the additional cost. Further, the additional testing adds at least 6 months and likely more than 12 months to the term of development agreements, which are the predecessor to commercial agreements.

2)	There is uncertainty as to the final revenue, profit, and associated financial information for 2011. Until the final guidance is in place, the status of product sold in 2011 to various customers is unclear. There may be product returns and reimbursement requirements or reclassification necessary.

3)	There are also issues relating to the impairment of certain assets of the Company. Our long-lived assets include property, plant and equipment and patents. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable, utilizing an undiscounted cash flow analysis. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is only recognized to the extent the carrying amount exceeds the fair value of the asset. As we do not currently have all of the necessary information for completing this analysis, we are unable to determine at this time the effect that this will have on our financial statements.

4)	In response to the new FDA regulations, Bioject has had to renegotiate some of its agreements relating to facilities and manufacturing. As of the date of this submission, those negotiations are on-going. The Company also had significant staff reductions in the fourth quarter of 2011. The effect of those actions on the 2011 financial results is still to be determined.

5)	The Company has not engaged an audit firm for fiscal 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christine Farrell	(503)	692-8001
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bioject Medical Technologies Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Bioject Medical Technologies Inc. (Registrant)

Date:	April 2, 2012	By	/s/ Christine M. Farrell
Christine M. Farrell
Vice President of Finance
(Duly Authorized Officer and Principal Financial
and Accounting Officer)

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